ASSIGNMENT OF PATENT RIGHTS

WHEREAS, I, Rajiv Muradia, of 111 Echo Drive, Unit 8, Ottawa, Ontario K1S 5K8, Canada, and Rahul Kushwah, of 141 Codsell Avenue, Toronto M3H 3W5, Canada, Sheldon Kales, made certain new and useful inventions and improvements for which application for United States Letters Patent application, entitled "UTILIZING HEALTHCARE PROVIDERS NETWORK EFFECT TO INCREASE COMPLIANCE FOR BETTER HEALTH OUTCOMES";

AND WHEREAS, PredictMedix, Inc., a corporation organized and existing under and by virtue of the laws of the Country of Canada, and having an office and place of business at 77 King Street West, Suite 3000, Toronto M5K 1G8, Canada, (hereinafter "Assignee"), is desirous of acquiring the entire right, title and interest in and to said inventions, improvements, applications, and in and to any Letters Patent to be obtained therefore;

NOW, THEREFORE, to all whom it may concern, be it known that for good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, I have sold, assigned, and transferred, and by these presents do sell, assign, and transfer unto said Assignee, its successors or assigns, the entire right, title and interest for all countries in and to all inventions and improvements disclosed in the aforesaid application, and in and to said application, all divisions, continuations, continuations-in-part, or renewals thereof, all Letters Patent which may be granted there from, and all reissues or extensions of such patents, and in and to any and all applications which have been or shall be filed in any foreign countries for Letters Patent for said inventions and improvements, including an assignment of all rights under the provisions of the International Convention, and all Letters Patent of foreign countries which may be granted there from; and I do hereby authorize and request the Commissioner of Patents and Trademarks to issue any and all United States Letters Patent for the aforesaid inventions and improvements to the said Assignee as the assignee of the entire right, title and interest in and to the same, for the use of the said Assignee, its successors and assigns.

AND, for the aforementioned consideration, I do hereby agree that I and my executors and legal representatives will make, execute, and deliver any and all other instruments in writing including any and all further application papers, affidavits, assignments, and other documents, and will communicate to said Assignee, its successors and representatives all facts known to us relating to said improvements and the history thereof and will testify in all legal proceedings and generally do all things which may be necessary or desirable more effectually to secure to and vest in said Assignee, its successors or assigns the entire right, title and interest in and to the said improvements, inventions, applications, Letters Patent, rights, titles, benefits, privileges and advantages hereby sold, assigned and conveyed, or intended so to be.

AND, furthermore, I covenant and agree with said Assignee, its successors and assigns, that I have made no assignment, grant, mortgage, license, or other agreement affecting the rights and property herein conveyed to any other parties, and that I possess the full right to convey the same as expressed herein.

Effective as of the 28th day of July, 2021.

By:
Rajiv Muradia

By:
Rahul Kushwah